NORDION INC.
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
June 6, 2014

VOTING RESULTS

Resolution #1:

On a vote by ballot, the Chairman declared that the shareholders ratified the approval of the special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix “B” to the Circular, approving an arrangement pursuant to Section 192 of the Canada Business Corporations Act to effect, among other things, the effective acquisition by the Purchaser of all the outstanding Common Shares of Nordion Inc., all as more particularly described in the Circular.

Ballots Tabulated:	FOR		AGAINST
	Votes	Percentage	Votes	Percentage
	36,171,979	76.37%	11,193,417	23.63%
Resolution #2:
On a vote by ballot, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Ballots Tabulated:	FOR		WITHHELD
Nominee	Votes	Percentage	Votes	Percentage
W. D. Anderson	39,727,285	83.87%	7,638,102	16.13%
J. Brown	39,103,794	82.56%	8,261,593	17.44%
W. G. Dempsey	40,585,392	85.69%	6,779,995	14.31%
S. Murphy	39,104,804	82.56%	8,260,583	17.44%
K. Newport	39,086,644	82.52%	8,278,743	17.48%
A. Olukotun	40,590,610	85.70%	6,774,777	14.30%
S. M. West	40,588,424	85.69%	6,776,963	14.31%
J. Woodruff	39,104,624	82.56%	8,260,763	17.44%

Resolution #3:
On a vote by ballot, the Chairman declared that the shareholders ratified the appointment of Ernst & Young LLP as Auditors, and authorizing the directors to fix their remuneration.

Ballots Tabulated:	FOR		WITHHELD
	Votes	Percentage	Votes	Percentage
	49,438,259	98.78%	609,503	1.22%

CST TRUST COMPANY

Gregory Ashby			Carol Pineda
Scrutineer			Scrutineer